Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 东 方 教 育 科 技（ 集 团 ）有 限 公 司*

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

DATE OF BOARD MEETING

The board (the “Board”) of directors (the “Directors”) of New Oriental Education & Technology Group Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Monday, August 2, 2021 for the purposes of, among other matters, approving the unaudited results of the Company, its subsidiaries and consolidated affiliated entities for the three months ended May 31, 2021 (the “Results”) and its publication.

We will announce our Results before U.S. market opens on Tuesday, August 3, 2021 (New York time) on the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The earnings teleconference call will take place at 8 p.m. on Tuesday, August 3, 2021 (Hong Kong time). The Company’s management will be on the call to discuss the Results and answer questions.

Participants can join the conference using the below options:

Dialing-in to the conference call:

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: https://apac.directeventreg.com/registration/event/1479395. It will automatically direct you to the registration page of “New Oriental Fourth Fiscal Quarter 2021 Earnings Conference Call” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “1479395”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

* For identification purposes only.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed by phone at the following number until August 10, 2021:

International: +61 2 8199 0299

Passcode: 1479395

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, July 19, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

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